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December 1, 2014

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nabors Red Lion Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed October 31, 2014
Amendment No. 2 to Registration Statement on Form S-4
Filed November 17, 2014
File No. 333-199004

Dear Mr. Schwall:

On behalf of our client Nabors Red Lion Limited (the “Company” or “Red Lion”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated November 26, 2014, with respect to Amendment No. 1 and Amendment No. 2 to the Company’s registration statement on Form S-4 (Registration No. 333-199004) (the “Registration Statement”) filed with the Commission on October 31, 2014 and November 17, 2014, respectively.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from Amendment No. 2.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 3.

General

1.                                      We note your response to prior comment 25. Notwithstanding your analysis and discussion, we view the transaction akin to the standard triangular merger in which the acquiring company’s certificate of incorporation and bylaws are being changed in connection with the merger, potentially requiring that certain charter and bylaw provisions be set out as separate proposals. Please provide us a matrix setting forth all provisions in the Red Lion Bye-Law Amendments that will change the rights of C&J stockholders that are currently contained in C&J’s certificate of incorporation and bylaws, identifying whether such provisions and resulting changes (1) are immaterial (include your basis for such conclusion) or (2) could have been made to C&J’s certificate of incorporation and bylaws by the C&J board without stockholder approval. In responding to this comment, please consider our Compliance and Disclosure Interpretation 101.02 dated January 24, 2014 (regarding unbundling under Rule 14a-4(a)(3) generally) and the section entitled “Applying the Unbundling Rule to Merger and Acquisition Transactions” in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations. In addition, please also advise us which provisions in the Red Lion Bye-Law Amendments are required in order for Red Lion’s governing documents to comply with NYSE listing requirements.

Response: The Company has attached as Exhibit A to this letter the matrix requested by the Staff. The Company included the following provisions in the Red Lion Amended Bye-laws in order to ensure that Red Lion satisfies NYSE listing requirements:

(a)                                 The establishment of the audit committee, compensation committee and nominating and governance committee, in each case, set forth in Bye-law 48 (Committees of the Board of Directors), to satisfy the requirements set forth in Sections 303A.04 through 303A.06 of the NYSE Listed Company Manual; and

(b)                                 The increase in shareholder representation required to constitute a quorum at general meetings set forth in Bye-law 27 (Quorum at General Meetings), to meet the quorum requirements generally acceptable to the NYSE set forth in Section 310.00 of the NYSE Listed Company Manual.

Cautionary Statement Regarding Forward-Looking Statements, page 55

2.                                      We note your response to prior comment 3, and your revised disclosure on page 55. Please revise to clarify the statements that you believe would be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, please provide your analysis to us as to why such statements would be deemed to be forward-looking statements within the meaning of such Act in the context of this offering. Please refer to Section 27A of the Securities Act.

Response: The Company acknowledges that the safe harbor for forward looking statements provided by the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) does not apply to the offering contemplated by the Registration Statement.

Accordingly, the disclosure on page 55 of Amendment No. 3 has been revised to remove the references to the PSLRA and the safe harbor in response to the Staff’s current and prior comment.

Background of the Merger, page 63

3.                                      We note that, in response to our prior comment 5, you disclose on pages 63 and 64 that “Nabors and C&J ultimately decided that the structure contemplated by the Transactions was superior” to a transaction involving a sale of 100% of the C&P Business and a transaction potentially involving one or more third parties. Please expand your disclosure to explain why the company reached that conclusion.

Response: The disclosure on page 64 of Amendment No. 3 has been revised in response to the Staff’s comment.

4.                                      We note your response to our prior comment 7, and your new disclosure on page 64 regarding the synergy potential discussed by members of C&J Energy management and Nabors management on March 5, 2014. Please provide further detail about the “potential cash tax synergies” referenced in this disclosure.

Response: The disclosure on page 64 of Amendment No. 3 has been revised in response to the Staff’s comment.

C&J’s Reasons for the Merger, page 71

5.                                      Please disclose what consideration was given to the change in jurisdiction by the C&J Energy Board of Directors, or tell us why you do not believe that this is material.

Response: The disclosure on page 72 of Amendment No. 3 has been revised in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions, page 114

6.                                      We note your response to our prior comment 18. Please provide an opinion of counsel as to each material federal tax consequence. See Item 601(b)(8) of Regulation S-K. For example, please provide an opinion of counsel as to (1) whether the Merger will be taxable to C&J Energy stockholders, (2) whether the Merger will be treated as a reorganization with the meaning of Section 368(a) of the Internal Revenue Code, (3) whether Red Lion will be treated as a corporation under Section 367(a) of the Internal Revenue Code, and (4) whether the U.S. Distributions will qualify as tax-free. Your disclosure under “Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions” does not provide such opinion. If counsel is unable to opine on one or more of these matters, please revise your disclosure to state this fact clearly, to provide the reason for counsel’s inability to opine on the matter(s), and to discuss the possible alternatives and risks to investors of that tax consequence. For further guidance, please refer to Section III.C. of Staff Legal Bulletin No. 19 (CF), available at http://www.sec.gov/interps/legal/cfslb19.htm, including with respect to opinions subject to uncertainty.

Response: In response to the Staff’s comment, the Company has filed an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, tax advisor to C&J, as Exhibit 8.3 to Amendment No. 3, addressing the material tax consequences noted in clauses (1) through (3) of the Staff’s comment and an opinion of Deloitte Tax LLP, tax advisor to Nabors, as Exhibit 8.2 to Amendment No. 3, addressing the material tax consequences noted in clause (4) of the Staff’s comment. Additionally, the disclosure on pages 115, 116 and 118 of Amendment No. 3 has been revised in response to the Staff’s comment to indicate that executed versions of these opinions are being filed as exhibits to the registration statement of which the proxy statement/prospectus forms a part.

7.                                      We note your response to our prior comment 19, in which you state that “[u]nder current law, Red Lion will continue to be treated as a foreign corporation for U.S. federal income tax purposes...” We also note your statement in your response that “because there is no material risk under current law,” no opinion of counsel as to whether Red Lion will continue to be treated as a foreign corporation is required. Please provide additional analysis as to why you believe that the treatment of Red Lion after the Separation and Merger is not a material tax consequence. For guidance, please refer to Section III.A.2. of Staff Legal Bulletin No. 19. In the alternative, please provide an opinion of counsel as to whether Red Lion will continue to be treated as a foreign corporation for U.S. federal income tax purposes after the Separation and the Merger.

Response: The Company notes your comment regarding Red Lion’s status as a foreign corporation following the Merger. The risk factor referenced in the Staff’s comment was included simply to disclose that various legislative proposals are being considered that could change the tax consequences of the Transactions. No such legislative proposals have proceeded in Congress.

Under current law, the rules that could potentially cause Red Lion to be treated as a U.S. corporation for U.S. federal income tax purposes – section 7874 of the Code, as modified by the regulations thereunder as well as by Notice 2014-52 – are not applicable to Red Lion for the following reasons:

•      Red Lion has always been a foreign incorporated corporation and it has never been treated as a U.S. corporation for U.S. federal income tax purposes.

•      Under section 7874, for Red Lion to be treated as a domestic corporation for U.S. federal income tax purposes, C&J stockholders would need to receive at least 80% of the equity of Red Lion following the Merger. Under the terms of the Separation Agreement and the Merger Agreement, C&J stockholders will receive less than 50% of the outstanding equity shares of Red Lion.

Therefore, we do not believe the treatment of Red Lion after the Separation and the Merger is a matter requiring an opinion of counsel.

The Transition Services Agreements, page 171

8.                                      Please provide all information required by Item 404 of Regulation S-K with respect to the transition services agreements, including the approximate dollar value of the amount involved in the transactions.

Response: The disclosure on page 172 of Amendment No. 3 has been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 215

9.                                      We have read your response to comment twenty-four in our letter dated October 28, 2014, regarding your plan for reporting the reverse merger on Form 8-K. We understand from our conference call on November 25, 2014 that you intend to confer with your advisers to better understand the reporting objectives and will apprise us of any change in your intended approach or readiness to discuss the matter further. Please contact us by telephone if you require further clarification or guidance.

Response: The Company hereby confirms that it will apprise the Staff of its intended approach for reporting the consummation of the Transactions on Form 8-K once it finishes its discussions with its advisers concerning this matter.

Certain Provisions of Bermuda Law, page 232

10.                               We note your disclosure that Red Lion intends to apply for, and expects to receive, consent from the Bermuda Monetary Authority for the issue and free transferability of all of Red Lion common shares to and between non-residents of Bermuda for exchange control purposes. Please provide your analysis as to whether there is a material risk that Red Lion will not receive such consent. In the alternative, please provide related risk factor disclosure.

Response: The Company believes that there is not a material risk that the Bermuda Monetary Authority will not consent to the issue and free transferability of all of Red Lion common shares to and between non-residents of Bermuda for exchange control purposes. The Company has been informed by its Bermuda counsel that such consents are routinely given by the Bermuda Monetary Authority in such circumstances. Further, the Bermuda Monetary Authority has issued a standing consent in similar terms for any company the shares of which are listed on the NYSE. Accordingly, once the Red Lion common are shares are listed on the NYSE, such shares can be issued to investors based on the standing consent. Although the Company, like many issuers, has requested a consent specific to itself out of an abundance of caution, the Red Lion common shares could be issued to investors based on the standing consent even if such specific consent were not obtained.

Exhibits and Financial Statement Schedules, page II-1

11.                               Please file as exhibits the agreements referenced in the section “Debt Financing” that begins on page 164. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and the Amended and Restated Commitment Letter, dated July 15, 2014, the Joinder to Amended and Restated Commitment Letter, dated August 19, 2014, and Amendment No. 1 to Amended and Restated Commitment Letter, dated November 19, 2014, have been filed as Exhibit 10.11, Exhibit 10.12 and Exhibit 10.13, respectively, to Amendment No. 3. The other debt financing agreements referenced in the section “Debt Financing” are subject to ongoing negotiations and are not expected to be completed or executed prior to the effectiveness of the Registration Statement. The Company intends to file such agreements publicly promptly following their execution and delivery.

Exhibit 10.1

12.                               We note that the exhibit index describes Exhibit 10.1 as “Form of Transition Services Agreements by and between Nabors Industries Ltd. and Nabors Red Lion Limited.” We also note that your prospectus makes reference to the Red Lion Transition Services Agreement and the Nabors Transition Services Agreement. However, it appears that you have only filed one transition services agreement.

Response: The form of the Nabors Transition Services Agreement, which is in substantially the same form as the form of Red Lion Transition Services Agreement previously filed as Exhibit 10.1, has been filed as Exhibit 10.14 to Amendment No. 3 in response to the Staff’s comment.

13.                               We note your response to prior comment 27 that you have re-filed the form of the Red Lion Transition Services Agreement to include all exhibits and schedules to such agreement. However, we also note that certain of the schedules include the notation “[TO BE AGREED]” rather than provide the relevant provisions of the schedule. Please advise as to your plans for filing an updated version of the transition services agreement.

Response: The Company acknowledges the Staff’s comment, and will file a copy of the Transition Services Agreements including completed versions of all exhibits and schedules prior to the effectiveness of the Registration Statement.

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Charles J. Conroy

Charles J. Conroy

cc:	Laura W. Doerre, Nabors Corporate Services, Inc.
Theodore R. Moore, C&J Energy Services, Inc.
Jeffery B. Floyd, Vinson & Elkins L.L.P.
Stephen M. Gill, Vinson & Elkins L.L.P.
Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP

Exhibit A

Changes to the Rights of C&J Stockholders as a Result of the Transaction

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary
Number of Directors	Article FIFTH: The number of directors which shall constitute the whole Board shall be seven, unless otherwise specified in, or determined in the manner provided in, the Bylaws.	Section 3.01: The number of directors shall be determined from time to time by resolution of the Board.

Bye-law 38: During the Standstill Period, the Board must consist of seven directors. After the Standstill Period, the Board shall consist of not less than three directors nor more than the number of directors as determined by the Board from time to time.

Yes

These provisions are substantially similar and any differences are immaterial. Moreover, these changes are not required to be submitted to the C&J stockholders for approval because the C&J Board can currently adopt these provisions, by amending the C&J Bylaws, without stockholder approval.

Classified Board/ Terms of Directors	N/A	N/A

Bye-law 39/40: Directors are divided into three classes, each class to consist, as nearly as possible, of one-third of the total number of directors. The term of each director shall be until the third annual general meeting following his or her election (other than initial directors).

No

While ordinarily the enactment of a staggered board is a material change, in this context it is not. Following the closing of the Merger, Nabors will own more than 50% of the outstanding common shares of Red Lion, and has agreed during the Standstill Period not to seek, alone or in concert with other persons, additional representation on, or propose any changes to the size of, the Red Lion board of directors. As a result, whether directors would have a one-year term or staggered terms, the Red Lion board of directors would be likely to maintain the composition set forth in the Merger Agreement, pursuant to which four of the directors are the current CEO of C&J, who was selected by Nabors to be Chairman of the Board to maintain leadership and continuity in the business of the combined company, and three continuing officers or directors of legacy C&J. It is therefore immaterial to existing C&J stockholders whether there is a classified board or not.

Further, the parties to the Merger Agreement could have drafted the Merger Agreement to require Nabors to use its majority ownership post-closing to call a special meeting and approve the adoption of a staggered board. This would have achieved the same result without

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary
resulting in the inclusion of a classified board in the Proposed Bye-laws.

Vacancies	N/A	Section 3.08: Vacancies may be filled by the majority vote of the remaining directors.	Bye-law 43: Vacancies are filled by remaining directors, subject to approval of N&G Committee.	Yes

These provisions are substantially similar and any differences are immaterial. Moreover, these changes are not required to be submitted to the C&J stockholders for approval because the DGCL allows for companies to fill vacancies in accordance with their bylaws and the C&J Board could have made this change by amending the C&J Bylaws without stockholder approval.

Removal of Directors	N/A	Section 3.07: Directors can only be removed for cause and by the affirmative vote of the holders of 80% of the outstanding voting power.	Bye-law 42: Directors can only be removed for cause by resolution approved by a majority of other directors.	Yes	These changes are not required to be submitted to the C&J stockholders for approval because the C&J Board may amend the Bylaws without stockholder approval.

Indemnification	Article NINTH: Fullest extent permitted by Delaware law.	Section 6.01: Fullest extent permitted by Delaware law, with a carve-out for actions brought by the person seeking indemnification.	Bye-law 55: Full indemnification, except for cases of fraud and generally dishonest conduct.	No

There are no significant substantive differences between the indemnification provisions in the C&J Charter and those in the Proposed Bye-laws. Directors will be indemnified under both regimes, except for cases of fraud and generally dishonest conduct. Dishonesty is a concept under Bermuda law that picks up most of the conduct that is excluded under Delaware law (i.e., breach of the duty of loyalty, bad faith, intentional misconduct, knowing violation of law or receipt of any improper personal benefit).

Exculpation; Limitations on Liability	Article NINTH: No director is liable to the stockholders for monetary damages for breach of fiduciary duty as a director	N/A

Bye-law 55.1: Each shareholder of Red Lion agrees to waive any claim or right of action, whether individually or derivatively, against any officer, director or committee member on account of any action, or failure to take any action, of such person in his performance of his

No

There are no significant substantive differences between the exculpation provisions in the C&J Charter and those in the Proposed Bye-laws. Directors are not liable under either regime, except for cases of fraud and generally dishonest conduct. Dishonesty is a concept under Bermuda law that picks up most of the conduct that is

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary

except for liability (i) for any breach of the duty of loyalty, (ii) acts not in good faith/intentional misconduct/knowing violation, (iii) under Section 174 of DGCL, or (iv) for any transaction from which director derived an improper personal benefit. Also, not liable to the fullest extent under DGCL.

duties with or for Red Lion or any subsidiary thereof, provided that such waiver shall not apply to any claims or rights of action arising out of the fraud or dishonesty of such person in relation to Red Lion.

excluded under Delaware law (i.e., breach of the duty of loyalty, bad faith, intentional misconduct, knowing violation of law or receipt of any improper personal benefit).

Calling a Special Meeting	Article SIXTH: Special meeting may be called only by the Chairman of the Board, the CEO or the Board.	Section 2.04: Special meeting may be called by the Chairman of the Board, the CEO or the Board.	Bye-law 21: Special meeting may be called by the President/Chairmen or by a majority of the Board (or as required by Companies Act which allows 10% voting capital to call).	No

The only substantive difference between the C&J Charter and C&J Bylaws and the Proposed Bye-laws is that holders of 10% of the outstanding shares are also entitled to call a special meeting. This is a mandatory statutory requirement under Bermuda law and marginally expands the rights of shareholders in this regard and, therefore, the change in the governing documents is not material.

Quorum Requirements; Adjournment	N/A

Section 2.02: A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of stockholders. At any meeting duly called, whether or not a quorum is present, the chairman of the meeting or the

Bye-law 27.1: At any general meeting two or more persons present throughout the meeting and representing in person or by proxy in excess of one-third of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business. At any meeting duly called, the chairman of a general meeting may adjourn the meeting.

Yes

These changes are not required to be submitted to the C&J stockholders for approval because the C&J Board could have made this change by amending the C&J Bylaws without stockholder approval. The lower quorum requirement provided in the Proposed Bye-laws is a permissible quorum under Delaware law.

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary
holders of a majority of the shares represented at the meeting may adjourn the meeting.

Action by Written Consent

Article ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

		N/A	Bye-law 35: Shareholders may take action by unanimous written consent other than in respect of the removal of an auditor or director.	No

These changes are not required to be submitted to the C&J stockholders for approval because there is no material difference between prohibiting action by written consent or permitting written consent by requiring unanimity. For all practical purposes, it is nearly impossible to obtain unanimous stockholder consent in a public company.

Advanced Notice Requirements for Matters to be Considered at a General Meeting	N/A

Section 2.06: For any nominations or other business, a stockholder must give no later than 90 and no more than 120 days’ notice prior to the first anniversary of the proceeding annual meeting, with exceptions for certain circumstances.

Bye-law 37: All nominees for election to the board of directors, other than retiring directors or directors proposed by the board of directors, must be made following written notice to Red Lion accompanied by certain other information as may be required by the board of directors from time to time. In connection with any annual general meeting, written notice of a shareholder’s intention to make such nominations must be given to Red Lion not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary date, such notice must be given not later than the 10th day following the day on which such notice of the date of the annual

				Yes	These changes are not required to be submitted to the C&J stockholders for approval because the C&J Board could have made this change by amending the C&J Bylaws without stockholder approval.

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary
general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first.

Notice of Meetings	N/A	Section 2.07: Notice of meetings must be given not less than 10 nor more than 60 days before the date of the meeting.

Bye-law 23 provides that notice of meetings must be given on at least 10 days’ notice unless shorter notice is agreed to by all shareholders in the case of an annual meeting and 95% of shareholders in the case of a special meeting.

				Yes	These changes are not required to be submitted to the C&J stockholders for approval because the C&J Board could have made this change by amending the C&J Bylaws without stockholder approval.

Amendment of Memorandum of Association/Certificate of Incorporation

Article THIRTEENTH: 66 2/3 vote of outstanding shares entitled to vote in the election of directors is required to amend, alter or repeal any provision of the Certificate of Incorporation. DGCL Section 242 also requires that an amendment to the charter be approved by the Board.

N/A

Bye-law 81 provides that the memorandum of association may be amended only by a resolution of the board of directors including the affirmative vote of the chairman, and by a shareholder resolution including the affirmative vote of not less than two-thirds of the votes attaching to all shares in issue.

				No	This provision in both the C&J Charter and the Proposed Bye-laws are substantially the same — therefore, this change does not need to be submitted to the C&J stockholders.

Supermajority Vote for Extraordinary Actions	N/A	N/A

Bye-law 29.7 provides that until the fifth anniversary of the consummation of the Merger, a two-thirds vote of the shares in issue is required for:

•      any Company Sale;

•      any issuance of additional shares in an amount that requires shareholder approval (unless approved by Board, including the Chairman and at least three non-Nabors’

Yes

These changes are not required to be submitted to the C&J stockholders for approval because each of the actions specified in the applicable provision in the Proposed Bye-laws requires board approval, and it is within the power of the C&J Board, without further stockholder approval to require a two-thirds vote of its shareholder as a prerequisite for taking such action (i.e., the board is within its power to prescribe a higher shareholder approval requirement prior to taking action

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary

selected directors); and

•      any repurchases of Company shares in a calendar year that exceed 15% of the outstanding shares (unless approved by Board, including the Chairman and at least three non-Nabors’ selected directors).

as a board than would be required under law or its charter).

Rights Plan	Article FOURTH, Section 3(b): Grants the board the authority to issue rights and options (i.e., blank check preferred).	N/A	Bye-law 49 requires the Company to adopt a stockholder rights plan with certain specified terms within two days of consummation of the Merger.	Yes

These changes are not required to be submitted to the C&J stockholders for approval because the existing C&J Board, by virtue of its authority under Section 157 of the DGCL, and the blank check preferred stock provision of the C&J Charter, has the authority to adopt a stockholder rights plan at any time on the terms that the Board deems reasonable in the exercise of its business judgment.

Preemptive Rights	N/A	N/A

Bye-law 6.1 provides that until the later of the expiration of the Standstill Period and two years from the consummation of the Merger, Nabors shall have preemptive rights with respect to new share issuances by the Company, subject to numerated exceptions.

No

These changes are not required to be submitted to the C&J stockholders for approval because the rights here are being granted solely to Nabors, which will own more than 50% of the outstanding shares at closing, and C&J could grant such rights to one or more of its stockholders by contract without stockholder approval.

Amendment or repeal of the Bylaws Generally

Article SEVENTH: The Board has the power to unilaterally adopt, amend or repeal the bylaws by the vote of a majority of the Board. The stockholders may alter or repeal any bylaw with a two-thirds vote.

Article IX: The Board has the power to unilaterally adopt, amend or repeal the bylaws. The stockholders may alter or repeal any bylaw with a two-thirds vote.

Bye-law 29.7 provides that, until the fifth anniversary of the consummation of the Merger, a two-thirds vote of the shares in issue is required for any amendment to the Bye-laws of the Company (unless approved by Board, including the Chairman and at least three non-Nabors’ selected directors).

Bye-law 80.1: Generally requires that any changes to the Bye-laws be approved by the Board and a vote of shareholders. Special provisions:

•      Changes to provisions related to

No

These changes are not required to be submitted to the C&J stockholders for approval because the differences between the provisions is immaterial, as the amendment provisions in the Proposed Bye-laws only bolster the protection of the substantive rights of stockholders. Under the existing C&J bylaws, the Board can amend the bylaws unilaterally. Under the Bermuda law, the Board cannot amend the Bye-laws unilaterally; they must also obtain the affirmative vote of the shareholders in varying percentages.

In the context of the Transactions and Nabors’ majority ownership following the closing, the increased voting requirements for certain amendments primarily preserve

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary

election of directors, numbers of directors, classes of directors, term of office of directors, removal of directors, business combinations and changes to the Red Lion MOA require a vote of not less than two-thirds of the directors then in office and not less than two-thirds shareholder vote.

•      In addition to a shareholder vote, changes to provisions related to voting on resolutions, written resolutions, election of directors, number of directors, removal of directors, powers of the board of directors, and appointment of officers require the affirmative vote of the majority of directors, the Chairman and at least 75% of non-Nabors affiliated directors.

•      During the Standstill Period, the Board cannot change the provisions related to the election of directors and removal of directors without the approval of 85% of the shareholders.

•      Until the later of two year and the end of the Standstill Period, the provisions granting Nabors preemptive rights cannot be changed without the approval of 85% of the shareholders.

•      The provisions related to the adoption of shareholder rights plans cannot be changed without the approval of Nabors.

the rights of stockholders of the combined company by continuing to ensure that no single holder can unilaterally modify its governing documents.

General Description	C&J Charter	C&J Bylaws	Red Lion Amended Bye-laws (“Proposed Bye-laws”)	Could the Change be Made by the C&J Board without C&J Stockholder Approval?	Commentary

•      The provisions allowing the Company to adopt a Rights Plan, requiring the Company to adopt a Rights Plan shortly after closing and the provision requiring that all shareholders receive consideration of the same type and amount on a per share basis cannot be changed without the unanimous approval of the shareholders.

Purchase of Shares	N/A	N/A	Bye-law 3: The Board may authorize the purchase of Red Lion’s shares of any class at any price provided such purchases are in accordance with the Companies Act.	Yes	Under Delaware law, the C&J Board has substantially similar authority so long as such purchases comply with the DGCL. Thus, the resulting changes to the rights of C&J stockholders are not material.

Options and Warrants

Article FOURTH, Section 3(b): C&J may issue rights and options entitling their holders to purchase C&J stock and such rights and options will be evidenced by instrument(s) approved by the Board. The Board may set the exercise price, duration, times for exercise, and other terms of such options or rights.

N/A

Bye-law 4.5: Red Lion may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board.

				No	These changes are not required to be submitted to the C&J stockholders for approval because it is only different from the equivalent provision in the C&J Charter in immaterial respects.